Exhibit 99

                        RELEASE AND SETTLEMENT AGREEMENT

      THIS RELEASE AND SETTLEMENT AGREEMENT (this "Agreement") is made this 18th day of August, 2009 by and among Atlantic City Associates, LLC ("ACA"), and Cordish Power Plant Number Two, LLC ("CPP") (ACA and CPP will, hereinafter, be referred to collectively as the "Cordish Parties"), on the one hand, and Explore Atlantic City, LLC, formerly known as ITA Atlantic City, LLC ("ITA Atlantic City"), ITA Baltimore, LLC ("ITA Baltimore") and ICTS International N.V. ("ICTS") (ITA Atlantic City, ITA Baltimore and ICTS will, hereinafter, be referred to collectively as the "ICTS Parties"), on the other hand. The Cordish Parties and the ICTS Parties will be referred to collectively, hereinafter, as the "Parties".

                              EXPLANATORY STATEMENT

      WHEREAS, on or about May 16, 2002, ACA and ITA Atlantic City entered into a certain Lease (as amended, the "Atlantic City Lease") for the premises located at 119 N. Michigan Avenue, Atlantic City, New Jersey 08401, located in The Walk (the "Atlantic City Premises");

      WHEREAS, on or about May 16, 2002, as a condition precedent to ACA entering into the Atlantic City Lease with ITA Atlantic City, ICTS executed a Guaranty in which it guaranteed "the full, faithful and timely payment and performance by Tenant of all Rent (as defined in the [Atlantic City] Lease) and of all other payments, covenants and other obligations of Tenant under or pursuant to the [Atlantic City] Lease." (the "Atlantic City Lease Guaranty");

      WHEREAS, disputes have arisen between ACA and ITA Atlantic City and ICTS concerning the Atlantic City Lease and the Atlantic City Lease Guaranty which have resulted in litigation between ACA and ITA Atlantic City and ICTS;

      WHEREAS, ACA filed a complaint against ITA Atlantic City and ICTS in the action captioned as Atlantic City Associates, LLC v. ITA Atlantic City, LLC and ICTS International, N.V., in the Superior Court of New Jersey, Law Division, Atlantic County, Docket No. ATL-L-7125-06 (consolidated with ATL-L-016747-06) (the "Atlantic City Civil Action"), which caption was amended as Atlantic City Associates, LLC v. Explore Atlantic City, LLC, formerly known as ITA Atlantic City, LLC and ICTS International N.V.;

      WHEREAS, in the Atlantic City Civil Action, ACA alleges that the total amount owed to ACA by ITA Atlantic City and ICTS, less the amount already received and anticipated to be received from a Lease with Old Navy, is $3,716,549.58. In addition, ACA alleges that ITA Atlantic City and ICTS are also liable to ACA for all costs and expenses incurred by ACA, including, without limitation, attorneys' fees for enforcing its rights under the Atlantic City Lease. ACA also alleges that ITA Atlantic City anticipatorily breached the Atlantic City Lease (hereinafter the "Atlantic City Complaint"). The ICTS Parties deny the allegations contained in the Atlantic City Complaint;

      WHEREAS, in the Atlantic City Civil Action, ITA Atlantic City and ICTS have filed Counterclaims against ACA (the "ICTS Parties' Counterclaim"). The Cordish Parties deny the allegations contained in the ICTS Parties' Counterclaim;

      WHEREAS, the Atlantic City Civil Action is scheduled for trial on October 5, 2009;

      WHEREAS, on or about December 16, 2002, CPP entered into the Lease with ITA Baltimore (the "Baltimore Lease") for the property known as 621 E. Pratt Street, Suite 110, Baltimore, Maryland (the "Baltimore Premises");

      WHEREAS, on or about December 4, 2002, ICTS executed a Guaranty pursuant to which it became the Guarantor of all of ITA Baltimore's obligations under the Baltimore Lease (the "Baltimore Lease Guaranty");

      WHEREAS, ITA Baltimore failed to pay rent since May 1, 2006 which constitutes a default under the Baltimore Lease and, accordingly, CPP has elected to accelerate all of the future rent, pursuant to the terms of the Baltimore Lease;

      WHEREAS, CPP filed a complaint against ITA Baltimore and ICTS in the action captioned as Cordish Power Plant Number Two, LLC v. ITA USA Baltimore, LLC, et al., in the Circuit Court for Baltimore City, Maryland, Case No. 24-C-06-006015-CN (the "Baltimore City Civil Action");

      WHEREAS, on January 9, 2008, the Circuit Court of Baltimore City granted CPP summary judgment against ITA Baltimore in the Baltimore City Civil Action. On January 10, 2008, the Circuit Court for Baltimore City awarded CPP a judgment against ICTS and ITA in the amount of $2,559,343.67 (the "Judgment"). On January 29, 2008, ICTS filed an appeal of the Judgment with the Court of Special Appeals of Maryland, September Term, 2007, No. 02733 (the "Baltimore City Appeal");

      WHEREAS, the Atlantic City Civil Action, the Atlantic City Complaint, the ICTS Parties' Counterclaim, the Baltimore City Civil Action and the Baltimore City Appeal (including the Judgment) will, hereinafter, be collectively referred to as the "Civil Action"; and

      WHEREAS, the Parties now desire to settle and compromise all claims asserted or that could have been asserted in the Civil Action, without resort to any further costly and protracted court proceedings in connection therewith.

      NOW, THEREFORE, in consideration of the ICTS Parties' agreement to pay the Cordish Parties the sum of Two Million Six Hundred Thousand Dollars ($2,600,000.00), and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is agreed as follows:

      1. Incorporation of Recitals. The above recitals are hereby incorporated herein by reference into the terms of this Agreement as representations of the Parties to this Agreement as applicable to each statement and are made part of the terms of this Agreement.

      2. Payment by the ICTS Parties to the Cordish Parties. As consideration for the terms and provisions of this Agreement, including, without limitation, this Section 2 and the waiver and release provisions of Section 4, the Parties agree to the following:

      The ICTS Parties shall pay to the Cordish Parties the total sum of Two Million Six Hundred Thousand Dollars ($2,600,000.00) payable on or before the following dates:

       ------------------------------------------------------------------
              Date                                     Amount
       ------------------------------------------------------------------
       1.     Simultaneously with the execution of     $650,000.00
              this Agreement
       ------------------------------------------------------------------
       2.     December 31, 2009                        $650,000.00
       ------------------------------------------------------------------
       3.     June 30, 2010                            $650,000.00
       ------------------------------------------------------------------
       4.     December 31, 2010                        $650,000.00
       ------------------------------------------------------------------

The aforementioned settlement payments (each a "Settlement Payment", collectively, the "Settlement Payments") shall be guaranteed by: (a) a Guaranty of Payment from Menachem Atzmon, individually ("Atzmon"), in the form and substance attached hereto as Exhibit A (the "Personal Guaranty"), and (b) an Irrevocable Standby Letter of Credit from a United States branch of UBS AG, UBS Americas Inc. or UBS Financial Services, Inc. (as the case may be, "UBS") located in New York, New York, in the amount of $1,950,000.00, in the form and substance attached hereto as Exhibit B (the "Letter of Credit"). Within five (5) business days of the Cordish Parties' receipt of: (i) the fully executed Personal Guaranty; (ii) the Letter of Credit; and (iii) the Settlement Payment in the amount of $650,000.00 to be made simultaneously with the execution of this Agreement (the "First Payment"), the Parties will jointly: (y) stipulate to the dismissal, with prejudice, of the Atlantic City Civil Action, the Atlantic City Complaint, the

ICTS Parties' Counterclaim and the Baltimore City Appeal, and (z) file a Notice of Satisfaction of the Judgment.

      Each Settlement Payment set forth in this Section 2 shall be delivered to the Cordish Parties, c/o Charles F. Jacobs, Esquire, The Cordish Company, The Power Plant, 601 East Pratt Street, 6th Floor, Baltimore, Maryland 21202 on or before the dates set forth above. The ICTS Parties may prepay all or any portion of the outstanding principal balance due at any time without penalty. Each Settlement Payment shall be made by certified or cashier's check, in United States currency, made jointly payable to Atlantic City Associates, LLC and Cordish Power Plant Number Two, LLC.

      Anything in this Agreement to the contrary notwithstanding, any of the Cordish Parties, at its option, may, as to any of the ICTS Parties or Atzmon, accelerate the indebtedness evidenced hereunder or guaranteed by the Personal Guaranty in the event of: (a) the default by the ICTS Parties in making timely Settlement Payments to the Cordish Parties hereunder; (b) the making by any of the ICTS Parties or Atzmon of an assignment for the benefit of creditors; (c) the appointment of a custodian for any of the ICTS Parties or Atzmon or for any property of any of the ICTS Parties or Guarantor, respectively; (d) the commencement of any proceeding by any of the ICTS Parties or Atzmon under any bankruptcy, reorganization, arrangement, insolvency, readjustment, receivership or like law or statute; or (e) the commencement of any proceeding against the any of the ICTS Parties or Atzmon under any bankruptcy, reorganization, arrangement, insolvency, readjustment, receivership or like law or statute which is not discharged or dismissed within sixty (60) days after institution thereof.

      It is understood and agreed that the Cordish Parties must initiate a claim under the Letter of Credit in accordance with its terms (i.e. request UBS for payment), prior to making a claim against Atzmon under the Personal Guaranty. Each of the parties further acknowledges and agrees that upon the satisfaction by the Cordish Parties of the condition of the preceding sentence, the Cordish Parties may thereafter immediately proceed to enforce any and all of its rights and remedies against Atzmon pursuant to the terms of the Personal Guaranty.

      3. Irrevocable Standby Letter of Credit from a United States branch of UBS and Personal Guaranty by Atzmon. To secure the ICTS Parties' promise to punctually make the Settlement Payments, as set forth above in Section 2, the ICTS Parties shall contemporaneously with the execution of this Agreement deliver to the Cordish Parties: (a) the Letter of Credit; and (b) the fully executed Personal Guaranty. Promptly after receipt of all amounts due the Cordish Parties under this Agreement, the Cordish Parties agree to forward to the ICTS Parties the original Personal Guaranty and the Letter of Credit marked "CANCELED".

      4. Complete Release. Effective as of the Cordish Parties' receipt of: (i) the fully executed Personal Guaranty; (ii) the Letter of Credit; and (iii) the First Payment from the ICTS Parties, pursuant to this Agreement:

            (a) The Cordish Parties and their respective successors, assigns, affiliated entities, agents, representatives, and/or any and all person(s) who might claim by and/or through the Cordish Parties (collectively referred to as the "First Releasing Parties") and the ICTS Parties and their respective successors, assigns, affiliated entities, agents, representatives, and/or any and all person(s) who might claim by and/or through the ICTS Parties (collectively referred to as the "Second Releasing Parties") hereby forever release, waive, acquit, exonerate and discharge each other of and from all and every manner of action and actions, cause and causes of action, grievances, arbitrations, obligations, damages, demands, liabilities, defenses, suits, debts, judgments, expenses, claims and/or counterclaims whatsoever, known or unknown, accrued or hereafter maturing in law and/or equity, mixed or otherwise, which the First Releasing Parties and the Second Releasing Parties (or any one or more of them individually, collectively, jointly or severally) ever had, now have or hereafter can, shall or may have against each other, for, upon, or arising in connection with (i) the Civil Action, (ii) the Atlantic City Lease, (iii) the Baltimore Lease, (iv) the Atlantic City Lease Guaranty, or (v) the Baltimore Lease Guaranty. It is specifically agreed and understood that the releases given pursuant to this Agreement shall be construed in the broadest possible manner. The Cordish Parties and the ICTS Parties agree that the release will extend to bar claims asserted against any person or entity released hereby which are asserted by any entity which is controlled, directly or indirectly, by any of the parties to this Agreement.

            (b) Nothing in Section 4(a) above shall be deemed to release any claims, rights or causes of action that any of the Parties may now or hereafter have for enforcement of this Agreement or enforcement of the Personal Guaranty, or enforcement of the Letter of Credit.

            (c) THE CORDISH PARTIES AND THE ICTS PARTIES HEREBY ACKNOWLEDGE THAT THEY HAVE FREELY AND VOLUNTARILY ENTERED INTO THIS AGREEMENT AFTER AN ADEQUATE OPPORTUNITY AND SUFFICIENT PERIOD OF TIME TO REVIEW, ANALYZE AND DISCUSS (I) ALL TERMS AND CONDITIONS OF THIS AGREEMENT, AND (II) ALL FACTUAL AND LEGAL MATTERS RELEVANT TO THIS AGREEMENT AND/OR ANY AND ALL SUCH OTHER DOCUMENTS, WITH COUNSEL FREELY AND INDEPENDENTLY SELECTED. THE PARTIES FURTHER ACKNOWLEDGE AND AGREE THAT THEY HAVE ACTIVELY AND WITH FULL UNDERSTANDING PARTICIPATED IN THE NEGOTIATION OF THIS AGREEMENT AFTER CONSULTATION AND REVIEW WITH COUNSEL, THAT ALL OF THE TERMS

AND CONDITIONS OF THIS AGREEMENT HAVE BEEN NEGOTIATED AT ARM'S-LENGTH, AND THAT THIS AGREEMENT HAS BEEN NEGOTIATED, PREPARED AND EXECUTED WITHOUT FRAUD, DURESS, UNDUE INFLUENCE, OR COERCION OF ANY KIND OR NATURE WHATSOEVER HAVING BEEN EXERTED BY OR IMPOSED UPON ANY PARTY TO THIS AGREEMENT UPON ANY OTHER PARTY. NO PROVISION OF THIS AGREEMENT OR SUCH OTHER DOCUMENTS SHALL BE CONSTRUED AGAINST OR INTERPRETED TO THE DISADVANTAGE OF ANY PARTY TO THIS AGREEMENT BY ANY COURT OR OTHER GOVERNMENTAL OR JUDICIAL AUTHORITY BY REASON OF SUCH PARTY OR ITS COUNSEL HAVING OR BEING DEEMED TO HAVE STRUCTURED, DICTATED OR DRAFTED SUCH PROVISION.

      5. Authority. Each of the ICTS Parties and each of the Cordish Parties hereby represents and warrants to the other parties that it has the company or corporate power and authority, to execute and deliver this Agreement and to perform its respective obligations hereunder. The execution and delivery of this Agreement by each of the ICTS Parties and the Cordish Parties, and the performance of their respective obligations hereunder, have been duly authorized by their respective members, managers, officers, directors and/or stockholders, as applicable. No other company or corporate proceedings on the part of any of the parties is necessary to authorize the execution and delivery of this Agreement by it or the performance of its respective obligations hereunder. This Agreement has been duly executed and delivered by each of the parties and is a valid and binding agreement of each of the respective parties and enforceable in accordance with its terms.

      6. No Assignment of Claims. The Parties warrant and represent that they have not assigned or transferred or purported to assign or transfer, voluntarily or involuntarily, to any person or entity, any claims or matters released pursuant to this Agreement.

      7. No Admission of Liability or Fault. It is understood and agreed by and among the Parties that the settlement of their disputes is not to be construed as an admission of any liability or fault. The Parties acknowledge that this settlement is intended to avoid further costly and time-consuming legal proceedings, and that any purported liability of any Party, their respective agents, servants, employees, directors, officers, parents, subsidiaries, affiliates, predecessors, successors, assigns, attorneys and/or insurers is hereby expressly denied.

      8. Payment of Costs and Attorneys' Fees. Except as otherwise provided in this Agreement or the Personal Guaranty, the Parties will pay their own costs and attorneys' fees incurred in connection with this Agreement as well as any matter arising out of the entire transaction and relationship between the ICTS Parties and the Cordish Parties. Notwithstanding the above, if any party hereto brings suit or other legal proceedings to enforce the provisions of this Agreement against any of the other parties hereto, then the party prevailing in such suit or proceeding shall be reimbursed by the non-prevailing party or parties for all reasonable attorneys' fees and litigation costs and expenses incurred by the prevailing party in connection with such suit or proceeding.

      9. Binding Effect. This Agreement shall be binding upon the partners, directors, officers, employees, agents, heirs, executors, administrators, representatives, successors, predecessors, privies, assigns and attorneys of each signatory hereto.

      10. Proper Law. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of New York without regard to conflicts of law principles.

      11. Jurisdiction and Venue. The Parties irrevocably submit to personal jurisdiction and venue by any state or federal court located in the State of New York in any suit, action or proceeding arising out of or relating to this Agreement. Each of the parties irrevocably waives, to the fullest extent permitted by law, any objection that such party may now or hereafter have to the laying of venue of any such suit, action, or proceeding brought in any such court and any claim that any such suit, action, or proceeding brought in any such court has been brought in an inconvenient forum. Final judgment in any such suit, action, or proceeding brought in any such court shall be conclusive and binding upon the applicable parties and may be enforced in any court in which the applicable parties are subject to jurisdiction by a suit upon such judgment.

      12. Severability. Should any provision of this Agreement be deemed illegal, invalid or otherwise unenforceable, in whole or in part, by a court of competent jurisdiction, the remainder of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

      13. Entire Agreement. This Agreement contains the entire agreement between the Parties and is the complete written integration of the Agreement and supersedes any prior Agreements between them regarding resolution of the Parties' disputes. No inducements, representations, understandings or agreements have been made or relied upon in the making of this Agreement. The Agreement shall not be amended except in writing executed by all Parties hereto, and no course of conduct by any party or among the Parties shall be deemed to amend the terms and conditions hereof except if such is reduced to writing and executed by all Parties hereto. The terms of this Agreement are contractual and not a mere recital. This Agreement constitutes the final agreement of all Parties hereto.

      14. WAIVER OF JURY TRIAL. THE PARTIES EACH HEREBY WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO WHICH THE

CORDISH PARTIES AND ICTS PARTIES MAY BE PARTIES, ARISING OUT OF OR IN ANY WAY PERTAINING TO THIS AGREEMENT. IT IS AGREED AND UNDERSTOOD THAT THIS WAIVER CONSTITUTES A WAIVER OF TRIAL BY JURY OF ALL CLAIMS AGAINST ALL PARTIES TO SUCH ACTIONS OR PROCEEDINGS, INCLUDING CLAIMS AGAINST PARTIES WHO ARE NOT PARTIES TO THIS AGREEMENT.

      THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE BY THE PARTIES, AND THE PARTIES EACH HEREBY REPRESENT AND WARRANT THAT NO REPRESENTATIONS OF FACT OR OPINION HAVE BEEN MADE BY ANY INDIVIDUAL TO INDUCE THIS WAIVER OF TRIAL BY JURY OR TO IN ANY WAY MODIFY OR NULLIFY ITS EFFECT. THE PARTIES FURTHER REPRESENT THAT THEY HAVE EACH BEEN REPRESENTED IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF THEIR OWN FREE WILL, AND THAT THEY HAVE HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL.

      15. Other Agreements. The Parties further agree:

            (a) As used in this Agreement, the singular number shall include the plural, the plural the singular and the use of the masculine, feminine or neuter gender shall include all genders, as the context may require.

            (b) The headings, titles and captions of this Agreement are for the convenience only and are not part of this Agreement.

            (c) All references to "dollars", "Dollars", "cents", "Cents" or the symbol "$" and all other monetary or currency references shall be interpreted solely to mean the lawful currency of the United States of America.

            (d) The obligations and liabilities of the ICTS Parties hereunder shall be construed to be joint and several. The obligations and liabilities of the Cordish Parties hereunder shall be construed to be joint and several.

            (e) This Agreement may be executed in any number of duplicate originals or counterparts, each of such duplicate originals or counterparts shall be deemed to be an original and all taken together shall constitute but one and the same agreement. The parties agree that their respective signatures may be delivered by facsimile or other electronic means. Any party who chooses to deliver its signature by facsimile or other electronic means agrees to provide promptly to the other parties a counterpart of this Agreement with its original, inked signature.

            (f) Each party hereto shall promptly execute (or cause to be executed) and deliver to each other party hereto any and all further instruments and documents and/or perform (or cause to be performed) any and all further acts reasonably requested or appropriate to evidence or give effect to the provisions of this Agreement.

                    [Signatures Contained On Following Pages]

         IN WITNESS WHEREOF, the Parties, being expressly authorized to do so, have executed this Agreement on the date first written above.

WITNESS/ATTEST:                             CORDISH PARTIES:
                                            ---------------

                                            Atlantic City Associates, LLC,

                                            By: /s/ Gary Block
------------------------------                  --------------------------------

Date:                                       Printed Name: Gary Block
     -------------------------
                                            Title:   Authorized Person


                                            Cordish Power Plant Number Two, LLC

                                            By: /s/ Charles F. Jacobs
------------------------------                  --------------------------------

Date:                                       Printed Name: Charles F. Jacobs
    -------------------------
                                            Title:   Authorized Person

                    [Signatures continued on following page]

WITNESS/ATTEST:                             ICTS PARTIES:
                                            ------------

                                            Explore Atlantic City, LLC,
                                              formerly known as
                                              ITA Atlantic City, LLC

                                            By: /s/ Avraham Dan
------------------------------                  --------------------------------

Date:                                       Printed Name: Avraham Dan
    -------------------------
                                            Title:   Director


                                            ITA Baltimore, LLC

                                            By: /s/ Avraham Dan
------------------------------                  --------------------------------

Date:                                       Printed Name: Avraham Dan
    -------------------------
                                            Title:   Director


                                            ICTS International N.V.

                                            By: /s/ Ran Langer   /s/ Avraham Dan
------------------------------                  --------------------------------

Date:                                       Printed Name: Ran Langer/Avraham Dam
    -------------------------
                                            Title:   Managing Directors

                                    EXHIBIT A

                            FORM OF PERSONAL GUARANTY

                                   [Attached]

                                    EXHIBIT B

                            FORM OF LETTER OF CREDIT

                                   [Attached]